EXHIBIT C

CODE OF BUSINESS CONDUCT AND ETHICS

HALLMARK VENTURE GROUP, INC. (to be renamed SDR Drone, Inc.)

Adopted June 22, 2026

1. Purpose and Application

This Code of Business Conduct and Ethics (this "Code") sets out general standards for conducting the business of the Company consistent with the highest standards of business ethics. This Code applies to all directors, officers, employees, and agents of the Company, wherever located (each, a "Covered Person"). This Code is a minimum standard; where applicable law or Company policy imposes a higher standard, the higher standard governs. This Code does not address every situation that may arise; Covered Persons are expected to exercise good judgment and to seek guidance when in doubt.

2. Compliance with Laws

Each Covered Person shall comply with all laws, rules, and regulations applicable to the Company, including the federal securities laws. The Company will not tolerate any activity that violates applicable law. Any Covered Person who becomes aware of conduct that appears to violate the law, this Code, or Company policy has an obligation to report it as provided in Section 11.

3. Conflicts of Interest

Each Covered Person shall avoid any situation in which his or her personal interests conflict, or appear to conflict, with the interests of the Company. A Covered Person may not use his or her position with the Company, or Company property or information, for improper personal benefit. Any actual or apparent conflict of interest involving a director or executive officer shall be disclosed to, and is subject to the review and approval or ratification of, the Audit Committee.

4. Corporate Opportunities

No Covered Person may take for himself or herself a business opportunity that is discovered through the use of Company property, information, or position, divert a corporate opportunity from the Company, or compete with the Company, without the prior approval of the Board.

5. Accurate Books, Records, and Public Disclosure

The Company is a public company and must report accurate and complete information regarding its business, financial condition, and results of operations on a timely basis. All Company books, records, accounts, and financial statements must be maintained in reasonable detail, must appropriately reflect the Company's transactions, and must conform to applicable law and to the Company's system of internal accounting controls. No false, artificial, or misleading entry shall be made in any Company record. The Company's senior financial officers and any personnel responsible for accounting and financial reporting bear a special responsibility for full, fair, accurate, timely, and understandable disclosure.

6. Protection and Proper Use of Company Assets

Each Covered Person shall protect the Company's assets and ensure their efficient and lawful use. Company assets shall be used only for legitimate business purposes, and no undisclosed or unrecorded fund or asset shall be established for any purpose.

7. Confidentiality

Each Covered Person shall maintain the confidentiality of confidential information entrusted to him or her by the Company or its counterparties, except when disclosure is authorized or legally required, and shall not use such information for any purpose other than to advance the Company's interests.

8. Insider Trading

No Covered Person who is aware of material non-public information concerning the Company may purchase or sell the Company's securities, or recommend or otherwise communicate that information to any other person who might trade, until that information has been publicly disclosed or is no longer material. The same prohibition applies to material non-public information about any other company that a Covered Person learns in the course of service to the Company.

9. Anti-Corruption

The Company is committed to doing business with integrity and complies with all applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act. No Covered Person may, directly or indirectly, offer, promise, authorize, or give anything of value to any government official, or to any other person, in order to obtain or retain business or to secure any improper advantage. This prohibition extends to payments made through third parties such as agents, consultants, or contractors. The Company shall maintain accurate books and records and a system of internal accounting controls sufficient to provide reasonable assurances that transactions are properly authorized and recorded.

10. Fair Dealing and Non-Discrimination

Each Covered Person shall deal fairly with the Company's security holders, counterparties, service providers, and competitors, and shall not take unfair advantage of any person through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing practice. The Company conducts its affairs in compliance with applicable employment and anti-discrimination laws and does not tolerate unlawful discrimination or harassment.

11. Reporting Violations and Non-Retaliation

Any Covered Person who becomes aware of an existing or potential violation of this Code, and any other person who wishes to report a concern regarding this Code or the Company's accounting, internal accounting controls, or auditing matters, shall promptly report the matter to the Chair of the Audit Committee of the Board of Directors, in care of the Company's Corporate Secretary at the Company's principal executive offices. Reports may be made confidentially and, to the extent permitted by applicable law, anonymously. The Company will not permit retaliation of any kind against any person for a report made in good faith.

12. Administration, Amendment, and Waivers

This Code is administered by the Audit Committee. The Board or the Audit Committee may amend this Code. Any waiver of this Code for a director or executive officer may be made only by the Board or the Audit Committee and will be promptly disclosed to the extent required by Item 5.05 of Form 8-K and other applicable rules and regulations. Questions regarding the application of this Code should be directed to the Chair of the Audit Committee in care of the Corporate Secretary.